AMEX "REX"
TSX : "VIR"
ViRexx Medical Corp.	For Immediate Release

VIREXX LICENSING PARTNER PRESENTS OVAREX® MAB
PHASE II TRIAL RESULTS AT ASCO

EDMONTON, ALBERTA – June 6, 2007– ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced the results from a Phase II trial of OvaRex® MAb conducted by ViRexx’s licensing partner, Unither Pharmaceuticals, Inc. (Unither), a subsidiary of United Therapeutics Corporation. Patients with newly diagnosed advanced ovarian cancer were treated by surgery and then by front-line chemotherapy in combination with OvaRex® MAb. The results were presented at the American Society of Clinical Oncology (ASCO) annual meeting.  The trial demonstrated that cellular and humoral (antibody) immune responses to OvaRex® MAb treatment were preserved and in fact enhanced when administered with front-line treatment.

“These results demonstrate that the immune response to OvaRex® MAb can be enhanced when it is administered in conjunction with chemotherapy,” said Peter Smetek, interim CEO and Chairman of the Board of Directors of ViRexx Medical Corp. “This demonstration of an augmented immune response is an important step. While these results are from a preliminary 40 patient trial, we are encouraged by the favorable humoral, cellular, and clinical results associated with the concurrent administration of OvaRex® MAb and chemotherapy.”

Forty patients undergoing staging laparotomy for ovarian cancer were randomized into two arms (Arm A, 18 patients and Arm B, 22 patients) and were subsequently treated by surgery, carboplatin/paclitaxel chemotherapy and OvaRex® MAb. In Arm A, OvaRex® MAb was administered concurrently with the chemotherapy given at cycles 1, 3 and 5 and then quarterly while in Arm B it was administered one week after the chemotherapy at the same intervals.

The favorable pattern of humoral, cellular and clinical response emerging from the concurrent treatment arm establishes a preferred dosing regimen warranting further study.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

For more information, please contact:
Brenda Gillingham Public Relations / Investor Relations ViRexx Medical Corp. Tel: (780) 433-4411 (279) Fax: (780) 436-0068